UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company CNPJ (Corporate Taxpayers' ID) # 60.746.948/0001 -12

Material Fact

Banco Bradesco S.A. informs the market, its shareholders and clients that the Company's Board of Directors, in a meeting held on this date, registered proposals for the shareholders' resolution in Special Shareholders' Meeting to be cumulatively held with the Annual Shareholders' Meeting, on March 10, 2015, at 4 p.m. , highlighting:

Capital Stock Increase: to increase from R$38,100,000,000.00 to R$43,100,000,000.00 by means of:

• Capitalization of Reserves: to increase the capital stock in R$5,000,000,000.00, by means of capitalization of part of the balance of the "Profit Reserves - Statutory Reserve" account , according to the provisions of Article 169 of Law #6,404/76, with bonus stock;

• Bonus Stock (20%): to issue 841,454,808 new book - entry registered shares, with no par value, of which 420,727,426 are common shares and 420,727,382 are preferred shares, to be allotted free of charge to shareholders at the ratio of 2 new shares for each 10 shares of the same type that they hold on the record date, observing:

I.   Objectives: a) to improve the liquidity of the shares in the market, taking into account that, potentially, a higher quantity of outstanding shares may improve business; b) to allow an adjustment to share prices, making them more attractive and accessible to a greater number of investors.

II.  Record Date of Entitlement to the Bonus Stock : it will be informed to the market after the respective process is approved by the Central Bank of Brazil.

III. Trading: current shares shall continue to be traded entitled to bonus and new shares will be available for trading after the approval of the respective process by the Central Bank of Brazil and inclusion in the shareholders' position, to be notified to the market .

IV. Bonus Shares Entitlement - they will be entitled to dividends and/or interest on shareholders' equity to be declared as of the date of their inclusion in the shareholders' position. They are also fully entitled to eventual advantages attributed to other shares as of the aforementioned date.

V.  Monthly Interest on Shareholders' Equity: until the new shares arising from the bonus stock are released for trading, referred monthly interest will be kept in R$0.018817992 per common share and R$0.020699791 per preferred share (gross), with payment by the net amount of R$0.015995293 per common share and R$0.017594822 per preferred share, already net of withholding income tax of 15% (fifteen per cent). The interest shall be adjusted in the month subsequent to the inclusion of the new shares into the shareholders' position, to R$0.017249826 per common share and R$0.018974809 per preferred share (gross), with payment by the net amount of R$0.014662352 per common share and R$0.016128588 per preferred share, and will be paid according to the System for Payment of Montlhy Dividends/Interest on Shareholders' Equity. The withholding income tax does not apply to legal entities that are exempt from such taxation. Thus, the monthly amounts paid to shareholders' will be incremented in 10% after the inclusion of new shares in the shareholder positions.

Publicly-Held Company CNPJ (Corporate Taxpayers' ID) # 60.746.948/0001 -12

Material Fact

. 2.

VI. Fractions of Shares: the bonus stock will always occur in whole numbers. The remaining shares resulting from fractions of shares will be separated, grouped into whole numbers and sold in an auction to be held at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) (BM&FBOVESPA). After the necessary approval by the Central Bank of Brazil, and before the sell, Bradesco shall establish a period not inferior to 30 days, during which the shareholders may transfer the fractions of share, according to Paragraph Three of Article 169 of Law # 6,404/76. After, the respective amounts will be made available to shareholders entitled thereto. Further details shall be informed to shareholders in due course.

VII. Cost of Bonus Shares: R$5.942089762 per share, regardless of the type, pursuant to the provisions in Article 10 of Law #9,249, of December 26, 1995, and in Paragraph One of Article 47 of the Normative Ruling of the Brazilian Internal Revenue Service #1,022 of April 5, 2010.

VIII. Additional Procedures - Payment of Fractions of Shares: the amounts arising from fractions of shares will be made available to shareholders, as follows:

a)  to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate. Those who do not have the data updated must present themselves at a Bradesco Branch on their preference bearing their CPF (Individual Taxpayer's ID), RG (Identification Document) and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled; and

b)  to shareholders whose shares are deposited at the BM&FBOVESPA S.A., by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody .

Documents made available to shareholders: all legal documents and further information necessary for analysis and exercise of voting right are available to shareholders in Bradesco's Shares and Custody Department, Núcleo Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, and on the websites www.bradesco.com.br - Corporate Governance -  Shareholders, BM&FBovespa (www.bmfbovespa.com.br) and CVM (www.cvm.gov.br).

Eventual clarifications may be obtained on the Investor Relations website - www.bradesco.com.br/ir - Corporate Governance, in the Bradesco's Branches Network or via email governancacorp@bradesco.com.br.

Cidade de Deus, Osasco, SP, February 5, 2015

Banco Bradesco S.A.

Luiz Carlos Angelotti
Managing Executive Officer and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 6, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.